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SECURITIES AI
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17006132

OMB APPROVAL
Number: 3235-0123
es: May 31, 2017
nated average burden
rs per response...... 12.00

ANNUAL
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35353

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WIC Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North 6th Street, Suite 620B
(No. and Street)

Minneapolis	MN	55403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linda Wilke 612-341-2218
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

222 South 9th Street, Ste 1000	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 17 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM

OATH OR AFFIRMATION

I, Linda Wilke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WIC Corp., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN H. KERTZ
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2020

Signature

CFO/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIC CORP.

FINANCIAL STATEMENTS

Year Ended December 31, 2016

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Notes to Financial Statements	3 - 8

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

222 South Ninth Street, Suite 1000 □ Minneapolis, Minnesota 55402
Main: 612.339.7811 □ Fax: 612.339.9845 □ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
WIC Corp.
Minneapolis, Minnesota

We have audited the accompanying balance sheet of WIC Corp. (the Company) as of December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WIC Corp. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 13, 2017

WIC CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

		2016
ASSETS		
ASSETS		
Cash	$	76,228
CRD deposit		190
Clearing deposit		10,000
Investment securities		37,451
TOTAL ASSETS	$	123,869
LIABILITIES		
LIABILITIES		
Accrued income taxes	$	625
Accrued other expenses		724
Deferred tax liability		512
TOTAL LIABILITIES		1,861
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 12,000 shares		120
Additional paid-in capital		41,880
TOTAL CAPITAL CONTRIBUTED		42,000
RETAINED EARNINGS		80,008
TOTAL STOCKHOLDER'S EQUITY		122,008
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	123,869

WIC CORP.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - WIC Corp. (the Company) acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the upper Midwest area. The Company's principal source of business is the execution of security trades as directed by WCM, Inc (WCMI), the parent of WIC Corp., for WCMI's managed accounts.

The Company is a wholly owned subsidiary of WCMI.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment securities - The Company maintains short-term and long-term investments, classified as trading securities. Trading securities are recorded at fair value, with net realized and unrealized gains and losses and dividend income reported as investment income. When possible, the fair value of securities is determined by obtaining quoted market prices.

Income recognition - Security transactions and their related commission revenue are recognized on a trade-date basis.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for differences in deductible temporary differences and operating losses and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

(1) Nature of business and significant accounting policies (continued)

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. Federal and state tax returns are generally open for examination for three years following the date filed.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of trade date. Management has reviewed its outstanding receivable amounts and believes that all the receivables are collectible at December 31, 2016.

Concentration of risk - The Company maintains its cash with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts may exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Subsequent events policy - Subsequent events have been evaluated February 13, 2017 which is the date the financial statements were available to be issued.

Recently issued accounting pronouncements - In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In July 2015, the FASB voted to approve a one year deferral in the effective date of ASU 2014-09 while also providing for early adoption but not before the original effective date. Based on the one-year deferral, ASU 2014-09 will be effective for the Company beginning January 1, 2018. ASU 2014-09 allows for both retrospective and modified-retrospective methods of adoption. The Company has not determined which transition method that will be adopted, and the Company is currently evaluating the impact that ASU 2014-09 will have on the financial statements and related disclosures upon adoption.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

(2) **Investment securities**

Fair value measurement definition and hierarchy - ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

(2) **Investment securities (continued)**

Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at December 31, 2016 are as follows:

2016	Fair Market	Cost	Unrealized Gains	Unrealized Losses
Money market fund	$ 4,868	$ 4,868	$ -	$ -
Mutual funds-fixed income	32,583	30,890	1,693	-
Total investment securities	$ 37,451	$ 35,758	$ 1,693	$ -

Fair value measurement definition and hierarchy - The fair values of all the investments are measured at December 31, 2016 using quoted prices in active markets for identical assets (Level 1). Investment income reflected on the statement of income includes realized and unrealized gains and losses as follows:

	(Level 1) December 31, 2016
Net realized gains (losses)	$ -
Net unrealized gains (losses)	(34)
Total realized and unrealized gains and losses	$ (34)

(3) **Customer transactions**

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

(4) **Related party transactions**

The Company shares office facilities with WCMI. A management fee of $2,000 was paid during the year ended December 31, 2016 to cover certain operating expenses. The Company received revenue of $45,722 from WCMI as reimbursement for the costs associated with the execution of security transactions and other services during the year ended December 31, 2016.

(5) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2016, the Company had net capital and net capital requirements of $116,633 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .0116 to 1 at December 31, 2016.

(6) **Income tax expense**

The components of the income tax provision for the year ended December 31, 2016 are as follows:

	December 31, 2016
Current income taxes	
Federal	$ 375
State	250
Total current income taxes	625
Deferred income taxes	
Federal	(5)
State	(3)
Total deferred income taxes	(8)
Total income tax expense	$ 617
Deferred tax liability	$ 512
Cash paid to WCMI during the year for WIC's share of the taxes payable	$ 988

The Company files a consolidated tax return with WCMI. Tax expense is allocated to each entity based on its income or loss at their respective effective tax rates.

(7) Financial instruments

Off-balance-sheet credit risk - In the normal course of business, the Company's activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on a cash basis.

As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.